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Family-friendlyCraft Beer
MetroNOME Brewery

Brewery

289 5 Street #
St. Paul, MN 55101
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MetroNOME Brewery previously received $125,000 of investment through Mainvest.
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Data Room
Updates 10
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $75,000 invested.
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THE PITCH
MetroNOME Brewery is seeking investment to expand our business operations and capitalize on a new business opportunity.
OUR MISSION

MetroNOME Brewery LLC is a socially-missioned, public-benefit, brewery based in the Twin Cities. Our mission is to Nurture Outstanding Music Education. Proceeds will go to providing musical instruments, lessons, and education for underprivileged youth in the Twin Cities Metro area.

This is a preview. It will become public when you start accepting investment.
A NOTE TO OUR SUPPORTERS
OUR STORY

Founded in 2020 by Matt Engstrom and Bill Eddins in response to the civic unrest that engulfed Minneapolis/St. Paul, MetroNOME Brewery LLC is a socially missioned public benefit brewery based in the Twin Cities with the mission of Nurturing Outstanding Music Education. Once MetroNOME is an established and successful venture then proceeds will go to providing musical instruments, lessons, and education for underprivileged youth in the Twin Cities Metro area. We strongly believe that education in general, and music education in particular, is the gateway to a better, more fulfilling life, and we want to make sure that any child who loves music should be able to find a way to play.

Global Pandemic
The murder of George Floyd/Minneapolis riots
The Healing Power of Music
This is a preview. It will become public when you start accepting investment.
FORECASTED MILESTONES

MetroNOME Brewery's goal for Fall 2028 is to be a profitable business with a yearly budget of $4 Million: $3 Million earned through distribution and $1 Million through facilities activities/rentals. Production goal is 4000 BBL per year, with 3500 BBL dedicated to the growing distribution division. At this point MetroNOME is a small regional brewery approximately halfway in size between Blackstack Brewing (5300 BBL) and Sociable Cider Works (2900 BBL).

The most critical metric for MetroNOME Brewery will be the number of barrels sold through distribution. Because our target market is spread across the entire Twin Cities metro area, distribution is the key to MetroNOME's future growth.
Because the profit margin for distribution is markedly lower than for a taproom, it will be necessary to move significantly more product through distribution in order to create, and maintain consistent growth and profitability.
MetroNOME's goal is to push past the 2,000 BBL p/y level in 2025, when the EBITDA profit/loss margin will become consistently more profitable.
OUR GORGEOUS TAPROOM!
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THE BREWHOUSE!
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THE CREATIVE MUSIC SPACE
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TARGET MARKET

The unique mission of MetroNOME Brewery allows for a two-fold approach to determining our target market. Like all Craft Breweries in the USA, we will pursue that 40% of the population that have a Craft brew several times in a year. Since the industry has been and continues to be in a strong growth phase we expect for there to be continued increasing demand for our product for the foreseeable future. Distribution through off-site sales and a strong presence in the local restaurant market are key goals for our successful growth. But the social mission of MetroNOME means that there is a very specific target market - anyone who has a direct connection with the music industry in the Twin Cities Metro. This includes (but is not limited to): musicians; music teachers; parents of music students; concert attendees; owners of, and workers at, local performance venues; and anyone who is interested in Nurturing Outstanding Music Education in the Metro area.

INTENDED USE OF FUNDS - THE TAPROOM

If you're wondering why there's been an explosion of taprooms opening the past decade, here's the reason - the profit margin on beer poured from your own equipment is 3 times that of beer sold in a package. If we can get this taproom up and running we can make a huge stride towards fulfilling our mission!

Sell the mission, sell the beer!
Great Location
Play it Forward!
THE TEAM
Bill Eddins
Chief Design Officer

William Eddins is a husband, father, Taoist, musician, writer, and entrepreneur living and working in the great city of Minneapolis. He has been married to Jennifer Gerth, Principal Clarinet of the Duluth Superior Symphony Orchestra, for twenty years, and they have raised two young men who are musicians and athletes. Bill is the Music Director Emeritus of the Edmonton Symphony Orchestra, and has also served as Principal Guest Conductor of the National Symphonie of Ireland, Resident Conductor of the Chicago Symphony Orchestra, and Associate Conductor of the Minnesota Orchestra.

Bill is co-founder of MetroNOME Brewery LLC, a socially missioned brewery established in the wake of the public unrest during the summer of 2020 with the objective of Nurturing Outstanding Music Education in the Twin Cities Metro. Proceeds from MetroNOME will go to providing musical instruments, lessons, and education for underprivileged youth in the Twin Cities Metro area. Bill strongly believes that education in general, and music education in particular, is the gateway to a better, more fulfilling life, and he wants to ensure that any child who loves music should be able to find a way to play.

Bill is the author of The Shadows of Venice, a historical fiction trilogy set in Venice (Italy) during November, 2013. The Shadows of Venice brings together Bill's love of music, history, fantasy/fiction, food, and the city of Venice, and is due out in late 2021. A portion of the proceeds from the sale of The Shadows of Venice will go to supporting music education in the Twin Cities Metro.

Bill has an active and liberal life outside the music world. He is a certified Thai Yoga Massage practitioner who specializes in helping performing artists and athletes, an umpire for the United States Tennis Association, and is in an apprenticeship to become a concert piano technician. His many hobbies include road cycling, cooking, home brewing, and learning. Bill hopes that the music he makes brings you joy.

Matt Engstrom
Chief Operating Officer

Matt started playing the saxophone in 4th grade, and continued through high school and college, where he played in both the St. Olaf Band and Jazz Band for all four years. He studied along the way with Mark Engebretson, Rita Kneusel, Kurt Claussen, and Reuban Haugen. Matt's educational background is in Math and Physics from St. Olaf and Mechanical Engineering from the University of Wisconsin-Madison. The .com boom happened right after graduate school, and that pulled in him into the world of Information Technology. A short stint in the consulting world led to a software sales position at Lotus Development Corporation, which in turn evolved into 20 years at "Big Blue" IBM. Beer brewing started out as a hobby. He and Bill met in 2015 through youth baseball coaching, and discovered their mutual interest in the miracles that happen when yeast, grain, and hops meet each other. They started collaborating on their brewing efforts, and now the two of them want to turn a hobby into a money-making venture. The proceeds from that will go back into supporting the local music development community.

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Updates
MAY 2ND, 2023
Link for voting form

Hi All,

Just wanted to follow up with our last update. Here's a direct link to the voting form that is for your consideration. As always, thanks for being supporters of MetroNOME!

https://docs.google.com/forms/d/e/1FAIpQLSdSbf-Cr4MbhlHqpu6aUrydikMfqqbmzfeYc8g0jCS9fK1TFA/viewform?pli=1

Bill & Matt

APRIL 30TH, 2023
Hi MetroNOME Investors!

It's been a while since we've posted an update. There are a lot of exciting things going on for MetroNOME. Our Squeeze Play East Coast IPA is the featured beer at the restaurant Owamni by the Sioux Chef, which was the 2022 James Beard Best New Restaurant of the Year. Fingal's Cave (our performance space) is very active and we have a full slate of shows and rentals through the summer.

Most exciting - we acquired a canning line! We will be offering two of our flagships initially - Squeeze Play and our Jam Session Lingonberry Sour. We believe that MetroNOME is poised for success.

Starting up distribution has been a slower process than anticipated, and it has included some start-up costs that have made us consider the following request: we would like to suspend our repayment schedule for 2 quarters in order to ensure we have sufficient capital over the summer to successfully grow our distribution in the Twin Cities Metro. Please consider this request, and thank you for supporting MetroNOME's mission!

Thanks,

Matt & Bill

MetroNOME - Vote to Amend Revenue Sharing Agreement

The following is a message from the founder of MetroNOME Brewery ("MetroNOME"), Matt Engstrom. The word "we" and its other forms used below refer to MetroNOME.

Dear Investor:

To paraphrase a famous quote, no business plan survives first contact with the customer.

Our taproom has been at least partially open for just over a year, now. Fingal's Cave, our primary music performance space, wasn't ready to be used until the end of May '22. We were able to use it during the summer, but rapidly learned that the neighboring St. Paul Saints schedule must be factored in to our performance planning. It also took some experimentation to land on a business model that works for both performers and for MetroNOME. "Regular programming" didn't really get rolling in Fingal's Cave until Nov '22. At that point, our monthly Profit/Loss statements took a dramatic turn in the positive direction.

Distribution sales has always been a key part of our business plan, but it has taken longer than expected to put the necessary pieces in place to fully launch that. We now have kegs, tap handles, and an initial network of restaurant customers. We also now have an automated canning machine in operation, which will let us expand into retail liquor stores. My experience from IBM maps to the beer industry in an important way. At IBM, the consulting group earned the largest share of IBM's overall revenue, but the profit margins were far higher for software license sales. In brewing, taproom sales have the highest profit margin, so we intentionally chose to focus there, first. We now turn to distribution, where margins are lower, but the overall revenue potential is only limited by our production capacity, of which we are currently only using a small fraction.

We are asking for a 2-quarter holiday on investor payback to give us time to build out our distribution network and get to consistent monthly profitability

VOTE TO AMEND REVENUE SHARING AGREEMENT

I am a holder of a Revenue Sharing Note in MetroNOME Brewery ("MetroNOME").

I have received notice of MetroNOME's proposed amendment, pursuant to Section 10 of the Revenue Sharing Agreement.

I understand that pursuant to Section 10 of the Note Indenture, myself and other shareholders may vote to either accept or reject this proposal, and that investors are bound by vote of a majority of fifty percent (50%) or more of the outstanding notes.

I understand that the proposed amendment is to temporarily suspend the Revenue Share Percentage of the Revenue Sharing Note for the period of JANUARY 1, 2023 - JUNE 30, 2023, meaning that MetroNOME will not be sharing revenue with holders of the Notes for that period.

I understand that no other changes are currently proposed, that the Revenue Share Percentage will resume beginning JULY 1, 2023, and the maturity date of the note remains JULY 1, 2027.

I understand that I have twenty days from the date of this notice to respond and that failure to do so will cause my vote to be removed from the overall pool of voters.

I understand that Investors may not vote in a manner that I agree with, and that this process is governed by the Revenue Sharing Note I previously signed. I further understand that no individual note will be amended unless a majority of the outstanding notes agrees to such change.

With all the understandings above, I hereby cast my vote as indicated below.

blackfrodo1420@gmail.com Switch account

* Indicates required question

Email*

Your email

CONSENT AND WAIVER
*

By clicking this button, I, on behalf of myself, vote to ACCEPT the proposed amendment to the Revenue Sharing Note, and agree that the Revenue Sharing Percentage shall be suspended for the period of January 1, 2022 - June 30, 2023

By clicking this button, I, on behalf of myself, DISAGREE WITH THE ABOVE and vote to REJECT the proposed amendment to the Revenue Sharing Note, and by doing so understand I am voting for the Revenue Sharing Percentage to remain as is.

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OCTOBER 24TH, 2022
July-September 2022

Baseball season is done, now on to winter. As always, check us out on Facebook, Instagram, or Twitter. And watch for a revamped website soon.

Investor Exclusive
JULY 27TH, 2022
Payment #2

Hard to believe that we're coming on our 1st half-birthday. If you really want to get a feel for what's going on, head over to www.metronomebrewery.com and scroll all of the way to the bottom of the page, to sign up for our newsletter.

Investor Exclusive
APRIL 26TH, 2022
Matt Engstrom, Co-Founder & Partner

Hi all - we haven't been very communicative because, well, we've been kinda busy. MetroNOME opened for business on February 11, and things are going about as well as can be expected. The beer is flowing, the music has been playing, and we've even made our first contribution of beer and merchandise to a local music education organization.

Next up - we'll be hosting the first event in our lower-level performance space, Fingal's Cave, in early May. Our official "grand opening" will be the weekend of June 10. And we'll be one of the main stages for Twin Cities Jazzfest the weekend of June 24. Keep an eye on our social media accounts for updates:

https://www.instagram.com/metronomebrewery/

https://www.facebook.com/MetronomeBrewery/

https://twitter.com/MetroNOME_Beer

JANUARY 1ST, 2022
Update

Hello all,

These are exciting times for MetroNOME. We are hard at work getting the brewery up and functioning. Our brewmaster, Kevin, has been making sure that the brewhouse is in good working order. For example, we had to do some minor repairs on the glycol chiller (important for chilling and refining the beer before serving), which in turn also chills the walk-in cooler, where the beer lives right before it gets served to you!

Matt has been hard at work gettin the taproom looking good - replacing/repairing some components, co-ordinating painting and small repair, etc. I have been working on our licenses and helping with marketing/PR. We are VERY lucky to have JTMega in our corner. They are a local marketing/PR concern that specializes in food/beverages, and has such small accounts as Hormel (🥴). They have taken on MetroNOME pro bono, which will save us in the long run somewhere are $50K. We are thrilled to be working with them.

The best news - if all goes as planned MetroNOME should be open to the public THIS MONTH!!! We plan on making this the Year of the (g)NOME and welcoming all of you to this beautiful facility.

Thanks for believing in our mission and supporting us in these crazy times. We can't wait to serve you and Nurture Outstanding Music Education in the Twin Cities Metro!

🤘 Bill

OCTOBER 7TH, 2021
October is here

Hello all!

Thanks again for investing in MetroNOME! We are making changes to our taproom and have applied for the necessary licenses from the Federal government in order to actually produce beer.

And on that note - we are very proud to announce that Kevin Welch, co-founder of Boom Island Brewing and current Director of Operations of Lost Coast Brewery, will join us as our new brewmaster! Kevin is a professional musician (French Horn) and award winning brewmaster, and he's very excited to return to the Twin Cities as our brewmaster.

We plan on opening our doors in late January. So far, so good!

We will update you when we have more information to share.

Thanks!

Bill

SEPTEMBER 21ST, 2021
Great News!

Hi everyone - Sorry it's been so long since we updated. With so many outlets it's hard to keep track of everything! To really stay on top of what we're doing go to our Facebook page and/or follow us on Twitter - @MetroNOMEBrewery.

We'd like to share some some great press from an article in this past Saturday's Minneapolis Star Tribune. https://www.startribune.com/st-paul-lowertown-brewery-will-fund-music-education-and-instruments-for-disadvantaged-youth/600098345/?utm_source=newsletter&utm_medium=email&utm_campaign=inspired&refresh=true

We also will have some more fantastic news on 6 October - you get to find out who our new brewmaster is!

So far things are going really well. We are working to get the taproom ready for our projected January, 2022 opening, and the Feds have our TTB license application. One/if that's approved, then we drop down to the state level for licensing.

Keep us in your thoughts, and thank you for your past support!

Bill & Matt

AUGUST 5TH, 2021
Not the end... just the beginning

Hello everyone,

A huge THANK YOU to everyone who supported MetroNOME during this capital campaign. We took a calculated risk to do a crowdfunding campaign as opposed to just applying for an SBA loan, and it has been completely worth it. We are humbled by your faith in our mission, and delighted that you are along with us for the ride.

As we wrap up this capital campaign please be patient with us. It's going to take a little time for us to sort out everything and get our wheels directly underneath this little juggernaut. We will be back in touch very soon with more details about MetroNOME.

Thank you. Those are the two most important words. Stay tuned. Those are the next most important words. This is just the beginning of what we hope to accomplish.

✌️ Bill & Matt

JULY 26TH, 2021
THANK YOU!!!

To everyone who has already invested in MetroNOME - THANK YOU!!! We are delighted by your confidence in us and your willingness to help us make a difference in the Twin Cities Metro.

We would like to ask of you all another big favor - as you already know our minimum ask is for $75K. If we don't reach that level of investment then we will not receive ANY of the pledged funds, and the MetroNOME dream will suffer a major setback. Of course, none of us want that to happen. In order to make sure we reach our goal would you please be willing to be ambassadors for MetroNOME? The easiest/best way for that to happen is to tell your friends about us, and also share information on social media. The more people who hear about us the better are the chances that we will easily make our goal.

We shall keep everyone updated as much as possible. First things first - we have to get back to work making beer and seeking potential investors!

Thanks, everyone!

Matt & Bill

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build-out/Renovations $45,000
Equipment $24,937
Mainvest Compensation $5,063
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $673,749 $967,974 $1,494,915 $1,847,407 $2,327,425
Cost of Goods Sold $84,313 $318,210 $542,997 $688,899 $889,382
Gross Profit $589,436 $649,764 $951,918 $1,158,508 $1,438,043

EXPENSES

Rent $148,880 $153,340 $157,936 $162,674 $167,554
Salaries $247,805 $392,900 $514,242 $574,443 $604,652
Contribution to Charities $100 $1,200 $1,200 $1,200 $1,200
Operational $73,200 $76,860 $80,703 $84,738 $88,975
Professional Services $4,000 $6,000 $6,000 $6,000 $6,000
Distribution expense $0 $10,000 $12,000 $12,000 $12,000
Operating Profit $115,451 $9,464 $179,837 $317,453 $557,662
This information is provided by MetroNOME Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
2022 Balance Sheet
2022 Income Statement
2023 Balance Sheet
2023 Income Statement
Investment Round Status
Target Raise $75,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends January 15th, 2024
Summary of Terms
Legal Business Name MetroNOME Brewery LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $75,000 invested
1.6×
Investment Multiple 1.4×
Business's Revenue Share 0.8%-1.3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition

We are very optimistic about the future for MetroNOME Brewery LLC. The only outstanding debt the company has incurred is a $9500 loan through KivaUSA which will start the payback in September, 2022. We have a great location in Lowertown, St. Paul, a dedicated ownership group, and there is considerable buzz in the community around MetroNOME. More detailed information concerning the company's financial position can be found in our Financial Reports in the data room.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of MetroNOME Brewery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

MetroNOME Brewery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. MetroNOME Brewery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from MetroNOME Brewery's core business or the inability to compete successfully against the with other competitors could negatively affect MetroNOME Brewery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in MetroNOME Brewery's management or vote on and/or influence any managerial decisions regarding MetroNOME Brewery. Furthermore, if the founders or other key personnel of MetroNOME Brewery were to leave MetroNOME Brewery or become unable to work, MetroNOME Brewery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which MetroNOME Brewery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, MetroNOME Brewery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

MetroNOME Brewery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If MetroNOME Brewery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt MetroNOME Brewery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect MetroNOME Brewery's financial performance or ability to continue to operate. In the event MetroNOME Brewery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither MetroNOME Brewery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

MetroNOME Brewery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and MetroNOME Brewery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although MetroNOME Brewery will carry some insurance, MetroNOME Brewery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, MetroNOME Brewery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect MetroNOME Brewery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of MetroNOME Brewery's management will coincide: you both want MetroNOME Brewery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want MetroNOME Brewery to act conservative to make sure they are best equipped to repay the Note obligations, while MetroNOME Brewery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If MetroNOME Brewery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with MetroNOME Brewery or management), which is responsible for monitoring MetroNOME Brewery's compliance with the law. MetroNOME Brewery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if MetroNOME Brewery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if MetroNOME Brewery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of MetroNOME Brewery, and the revenue of MetroNOME Brewery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of MetroNOME Brewery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by MetroNOME Brewery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Matthew H. Greenville, SC 4 months ago

Bill, Hope all is well. Will we be receiving an update and revenue share for Q3 2023? I'm interested to hear how things are developing. Thanks, Matt

Reply
Matthew H. Greenville, SC 11 months ago

Matt & Bill, I can see the quarter update through mainvest but I don't think the investor agreement to amend went out to email yet for us to access the voting form.

Reply
William E. Minneapolis, MN 11 months ago MetroNOME Brewery Entrepreneur

Hi Matthew, Thanks for pointing that out. Here's a direct link to the form, and I'll also post this in the updates.
https://docs.google.com/forms/d/e/1FAIpQLSdSbf-Cr4MbhlHqpu6aUrydikMfqqbmzfeYc8g0jCS9fK1TFA/viewform?pli=1

Reply
Jody A. Maple Grove, MN over 2 years ago

I invested because I told my mom, Sylvia, about it and she listened so I guess that means I should also follow my advice. Cheers, boys!!

Sylvia G. New Brighton, MN over 2 years ago

I invested because heard about from my daughter Jody and it is interested in helping children and music

Philip C. Saint Paul, MN over 2 years ago

Excited to support MetroNOME Brewing and their commitment to music education in the community.

Rolf E. Apple Valley, MN over 2 years ago

Dedicated making great beer for a noble cause! Access to music education. NOME = Nurturing Outstanding Music Education. Let's help this happen!

Juliette K. Philadelphia, PA over 2 years ago

I wish you great success in music education and beer!

Jeffrey L. Allentown, NJ over 2 years ago

Best of Luck !

DANIEL M. Philadelphia, PA over 2 years ago

I supported this to help music education which is extremely important in making the world a better place.

Nils H. Saint Paul, MN over 2 years ago

I supported this to Play it Forward!

William E. Minneapolis, MN over 2 years ago MetroNOME Brewery Entrepreneur



Aryn S. Austin, TX over 2 years ago

Congratulations Matt and Bill on this next big step! Looking forward to my first pint.

William E. Minneapolis, MN over 2 years ago MetroNOME Brewery Entrepreneur

Thanks for your generous support, Aryn! We look forward to serving you your first pint. Please post our fundraiser on your page so that we can make our goal lickety-split!

Timothy L. Saint Paul, MN over 2 years ago

Go get 'em!

William E. Minneapolis, MN over 2 years ago MetroNOME Brewery Entrepreneur



Alan C. Saint Paul, MN over 2 years ago

I invested because Bill makes great beer!

William E. Minneapolis, MN over 2 years ago MetroNOME Brewery Entrepreneur



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This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

MainVest is not a bank, it is a financial technology company. We have partnered with Synapse Financial Technologies Inc and their partner bank to provide banking services through Evolve Bank & Trust, Member FDIC.

Certain services are offered through Synapse Financial Technologies, Inc. and its affiliates (collectively, "Synapse"). Synapse is not a bank and is not affiliated with Mainvest, Inc. Brokerage accounts and cash management programs are provided through Synapse Brokerage LLC ("Synapse Brokerage"), an SEC-registered broker-dealer and member of FINRA and SIPC. Additional information about Synapse Brokerage can be found on FINRA's BrokerCheck.

See Synapse Terms of Service and the applicable disclosures and agreements available in Synapse's Disclosure Library for more information. The Partner Financial Institution(s) participating in a Synapse cash management program can be found in the List of Program Banks.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK. ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

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